Exhibit 99

Financial Measures that Supplement Generally Accepted Accounting Principles
General Electric Capital Corporation and consolidated affiliates

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under SEC rules. Specifically, we have referred to:

•	net revenues (revenues from services less interest expense) of the GE Commercial Finance and GE Consumer Finance segments

•	delinquency rates on managed financing receivables of the GE Commercial Finance and GE Consumer Finance segments

The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Net Revenues

We provided reconciliations of net revenues to reported revenues for these segments in the Segment Operations section of Item 2, Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Form 10-Q. Because net revenues is a common industry measure of margin, these disclosures enable investors to compare the results of our businesses with results of others in the same industry.

Delinquency Rates on Managed Financing Receivables

GE Commercial Finance

At
9/30/05(a)		12/31/04	9/30/04
Managed	1.24%	1.40%	1.62%
Off-book	0.78	0.90	1.34
On-book	1.43	1.58	1.70

GE Consumer Finance

At
9/30/05(a)		12/31/04	9/30/04
Managed	5.23%	4.85%	5.56%
Off-book	5.10	5.09	5.16
On-book	5.23	4.84	5.59

(a)	Subject to update.

We believe that delinquency rates on managed financing receivables provide a useful perspective of our portfolio quality and are key indicators of financial performance. Further, investors use such information, including the results of both the on-book and securitized portfolios, which are relevant to our overall performance.